

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2020

Via E-mail
Christiana Stamoulis
Chief Financial Officer
Incyte Corp.
1801 Augustine Cut-Off
Wilmington, DE 19803

Re: Incyte Corp.
Form 10-Q for the quarterly period ended September 30, 2019
Exhibit No. 10.1 – Collaboration and License Agreement entered into as of November 24, 2009, by and between the Company and Novartis International Pharmaceutical Ltd.
Exhibit No. 10.1.1 – Amendment, dated as of April 5, 2016, to Collaboration and License Agreement entered into as of November 24, 2009, by and between the Company and Novartis International Pharmaceutical Ltd.
Exhibit No. 10.2 – License, Development and Commercialization Agreement, entered into as of December 18, 2009, by and between the Company and Eli Lilly and Company
Exhibit No. 10.2.1 – Amendment, dated June 22, 2010, to License, Development and Commercialization Agreement entered into as of December 18, 2009, by and between the Company and Eli Lilly and Company
Exhibit No. 10.2.2 – Third Amendment, entered into effective March 31, 2016, to License, Development and Commercialization Agreement entered into as of December 18, 2009, by and between the Company and Eli Lilly and Company
Filed October 29, 2019
File No. 001-12400

Dear Mr. Miller:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance